SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

 OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.

(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share

(Title of Class of Securities)

898697107

(CUSIP Number of Class of Securities)

Elliot Noss

Tucows Inc.

96 Mowat Avenue

Toronto, Ontario M6K 3M1

(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA  19103-2921

(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form of Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                        third-party tender offer subject to Rule 14d-1.

☒                      issuer tender offer subject to Rule 13e-4.

☐                        going-private transaction subject to Rule 13e-3.

☐                        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐                        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                        Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Tucows Announces Intention to Commence Dutch Auction Tender Offer to Repurchase up to 4 Million Common Shares

TORONTO – February 9, 2009 - Tucows Inc. (AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today that it intends to commence a modified “Dutch auction” tender offer to repurchase up to 4,000,000 shares of its common stock, representing approximately 5.5% of the Tucows’ outstanding shares.  The tender offer is expected to commence on Thursday, February 12, 2009 and to expire, unless extended, at 5:00 P.M., New York City Time, on Friday, March 13, 2009.

“We believe our shares to be an attractive investment and their repurchase by the Company to be a prudent use of cash that is consistent with our long-term objective to create shareholder value,” said Stanley Stern, Chairman of the Board of Tucows.

Under the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within an expected range of $0.32 to $0.45 per share, which price range may be modified by Tucows prior to the commencement of the offer.  Based on the number of shares tendered and the prices specified by the tendering shareholders, Tucows will determine the lowest per share price within the range that will enable it to buy 4,000,000 shares, or such lesser number of shares that are properly tendered.  If shareholders of more than 4,000,000 shares properly tender their shares at or below the determined price per share, Tucows will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis.  Additionally, if more than 4,000,000 shares are properly tendered, the number of shares to be repurchased by Tucows pursuant to the tender offer may, at the discretion of Tucows, be increased by up to 2% of Tucows’ outstanding shares, or approximately 1,461,500 shares, without amending or extending the tender offer.

Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period.  The offer is not contingent upon any minimum number of shares being tendered.  The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to shareholders.

The information agent for the offer will be StockTrans, Inc.  None of Tucows, its board of directors or the information agent is or will be making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer.  Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Tucows.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Tucows’ common stock.  The offer will be made solely by the offer to purchase and the related letter of transmittal.  Stockholders and investors should read carefully the offer to purchase and related materials when they are available because they contain important information. Stockholders and investors may obtain a free copy (when available) of the offer to purchase and other documents that will be filed by Tucows with the SEC at the SEC’s web site (www.sec.gov) or from StockTrans, Inc., the information agent for the tender offer, by directing such request to: StockTrans, Inc., Attn: Re-Organization Dept., 44 West Lancaster Avenue, Ardmore, PA 19003, telephone (800) 733-1121.  Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.

About Tucows

Tucows is a global Internet services company.  OpenSRS manages over 8 million domain names and millions of email boxes through a reseller network of over 9,000 web hosts and ISPs.  Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses.  YummyNames owns premium domain names that generate revenue through advertising or resale.  Butterscotch.com is an online video network building on the foundation of Tucows.com.  More information can be found at http://tucowsinc.com.

For further information: Lawrence Chamberlain, The Equicom Group for Tucows Inc., (416) 815-0700 ext. 257, lchamberlain@equicomgroup.com

This news release contains, in addition to historical information, forward-looking statements related to such matters as our business, including statements regarding the expected time of commencement of the tender offer, the planned source of funds to purchase shares tendered in the tender offer and our long-term objectives. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.